# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lyell Immunopharma, Inc., CIK 0001806952
CUSIP: 55083R203
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 201 Haskins Way, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-113135
Filed by CIK 0001704131

## Reporting persons
- Foresite Capital Fund IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 800,339; shared voting power 0; sole dispositive power 800,339; shared dispositive power 0; aggregate amount beneficially owned 800,339 (4.2% of the class)
  Comment: Note to Row 5: 800,339 shares, except that Foresite Capital Management IV, LLC ("FCM IV"), the general partner of Foresite Capital Fund IV, L.P. ("FCF IV"), may be deemed to have sole power to vote these shares, and James Tananbaum ("Tananbaum"), the managing member of FCM IV, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 800,339 shares, except that FCM IV, the general partner of FCF IV, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM IV, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 19,211,202 Common Stock outstanding of Lyell Immunopharma, Inc. (the "Issuer") as of August 7, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 12, 2025.
- Foresite Capital Management IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 800,339; shared voting power 0; sole dispositive power 800,339; shared dispositive power 0; aggregate amount beneficially owned 800,339 (4.2% of the class)
  Comment: Note to Row 5: 800,339 shares, all of which are directly owned by FCF IV. FCM IV, the general partner of FCF IV, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM IV, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 800,339 shares, all of which are directly owned by FCF IV. FCM IV, the general partner of FCF IV, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM IV, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 19,211,202 Common Stock outstanding of the Issuer as of August 7, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 12, 2025.
- Foresite Capital Fund V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 477,078; shared voting power 0; sole dispositive power 477,078; shared dispositive power 0; aggregate amount beneficially owned 477,078 (2.5% of the class)
  Comment: Note to Row 5: 477,078 shares, except that Foresite Capital Management V, LLC ("FCM V"), the general partner of Foresite Capital Fund V, L.P. ("FCF V"), may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 477,078 shares, except that FCM V, the general partner of FCF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 19,211,202 Common Stock outstanding of the Issuer as of August 7, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 12, 2025.
- Foresite Capital Management V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 477,078; shared voting power 0; sole dispositive power 477,078; shared dispositive power 0; aggregate amount beneficially owned 477,078 (2.5% of the class)
  Comment: Note to Row 5: 477,078 shares, all of which are directly owned by FCF V. FCM V, the general partner of FCF V, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 477,078 shares, all of which are directly owned by FCF V. FCM V, the general partner of FCF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 19,211,202 Common Stock outstanding of the Issuer as of August 7, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 12, 2025.
- Foresite Capital Opportunity Fund V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 177,199; shared voting power 0; sole dispositive power 177,199; shared dispositive power 0; aggregate amount beneficially owned 177,199 (0.9% of the class)
  Comment: Note to Row 5: 177,199 shares, except that Foresite Capital Opportunity Management V, LLC ("FCM Opp V"), the general partner of Foresite Capital Opportunity Fund V, L.P. ("FCF Opp V"), may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM Opp V, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 177,199 shares, except that FCM Opp V, the general partner of FCF Opp V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM Opp V, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 19,211,202 Common Stock outstanding of the Issuer as of August 7, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 12, 2025.
- Foresite Capital Opportunity Management V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 177,199; shared voting power 0; sole dispositive power 177,199; shared dispositive power 0; aggregate amount beneficially owned 177,199 (0.9% of the class)
  Comment: Note to Row 5: 177,199 shares, all of which are directly owned by FCF Opp V. FCM Opp V, the general partner of FCF Opp V, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM Opp V, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 177,199 shares, all of which are directly owned by FCF Opp V. FCM Opp V, the general partner of FCF Opp V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM Opp V, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 19,211,202 Common Stock outstanding of the Issuer as of August 7, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 12, 2025.
- James B. Tananbaum: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,454,616; shared voting power 0; sole dispositive power 1,454,616; shared dispositive power 0; aggregate amount beneficially owned 1,454,616 (7.6% of the class)
  Comment: Note to Row 5: 1,454,616 shares, of which 800,339 shares are directly owned by FCF IV, 477,078 shares are directly owned by FCF V and 177,199 shares are directly owned by FCF Opp V. Tananbaum is the managing member of each of FCM IV, which is the general partner of FCF IV, FCM V, which is the general partner of FCF V and FCM Opp V, which is the general partner of FCF Opp V. Tananbaum may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 1,454,616 shares, of which 800,339 shares are directly owned by FCF IV, 477,078 shares are directly owned by FCF V and 177,199 shares are directly owned by FCF Opp V. Tananbaum is the managing member of each of FCM IV, which is the general partner of FCF IV, FCM V, which is the general partner of FCF V and FCM Opp V, which is the general partner of FCF Opp V. Tananbaum may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 11: This percentage is calculated based upon 19,211,202 Common Stock outstanding of the Issuer as of August 7, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 12, 2025.

## Item 1. Issuer
Name of issuer: Lyell Immunopharma, Inc.
Address of issuer's principal executive offices: 201 Haskins Way, South San Francisco, CA, 94080

## Item 2. Person Filing
Name of person filing: This Schedule is filed by Foresite Capital Fund IV, L.P., a Delaware limited partnership, Foresite Capital Management IV, LLC, a Delaware limited liability company, Foresite Capital Fund V, L.P., a Delaware limited partnership, Foresite Capital Management V, LLC, a Delaware limited liability company, Foresite Capital Opportunity Fund V, L.P., a Delaware limited partnership, Foresite Capital Opportunity Management V, LLC, a Delaware limited liability company and James Tananbaum. The foregoing entities and individuals are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence:
c/o Foresite Capital Management

900 Larkspur Landing Circle, Suite 150
Larkspur, CA 94939
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of FCF IV, FCF V and FCF Opp V and the limited liability company agreements of FCM IV, FCM V and FCM Opp V, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of the Issuer shall be filed on behalf of each of the undersigned. Note that a copy of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.

## Signatures
- Foresite Capital Fund IV, L.P.: /s/ James Tananbaum, James Tananbaum, Managing Member of the General Partner (11/14/2025)
- Foresite Capital Management IV, LLC: /s/ James Tananbaum, James Tananbaum, Managing Member (11/14/2025)
- Foresite Capital Fund V, L.P.: /s/ James Tananbaum, James Tananbaum, Managing Member of the General Partner (11/14/2025)
- Foresite Capital Management V, LLC: /s/ James Tananbaum, James Tananbaum, Managing Member (11/14/2025)
- Foresite Capital Opportunity Fund V, L.P.: /s/ James Tananbaum, James Tananbaum, Managing Member of the General Partner (11/14/2025)
- Foresite Capital Opportunity Management V, LLC: /s/ James Tananbaum, James Tananbaum, Managing Member (11/14/2025)
- James B. Tananbaum: /s/ James Tananbaum, James Tananbaum (11/14/2025)